May 22, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

California Gold Corp.

Registration Statement on Form S-1

(File No. 333-179446) Request for Acceleration

Dear Mr. Reynolds:

California Gold Corp. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended and declare the Registration Statement effective at 1:00 pm, Eastern Daylight Time, on Wednesday, May 22, 2013, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

California Gold Corp.

By:	/s/ James D. Davidson
Name: James D. Davidson
Title: Chief Executive Officer

cc:	Ronald E. Alper, Staff Attorney

Securities and Exchange Commission

4515 Ocean View Blvd Suite 305 La Canada, CA 91011

Phone: 818-542-6891 Fax: 818-249-7024